UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2024

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II

Caution Regarding Forward-Looking Statements

We make statements in this annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our Offering;

•	ability to attract and retain Investors to the Platform;

•	risks associated with breaches of our data security;

•
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our Projects and our business;

•	changes in economic conditions generally and the renewable energy and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	intense competition in U.S. renewable energy markets that may limit our ability to attract or retain energy offtakers;

•	defaults under Supporting Contracts (see "Summary of Supporting Contracts");

•	increased interest rates and operating costs;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	our failure to successfully construct, interconnect, operate or maintain the Projects;

•	exposure to liability relating to environmental and health and safety matters;

•	the failure of Projects to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our Manager;

•	the ability of our Manager to source, originate and service our loans;

•	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

•
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

•
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this annual report, including, without limitation, those named above and those named under "Risk Factors" in the offering circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved.

Item 1: Business

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the Manager to manage the Company and utilizes employees and services provided by the Manager as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 4 USA LLC is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware as of March 11, 2021. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in the USA (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

The primary sources of revenue for the Company come from payments made by customers who buy energy from the Projects ("Customers") and borrowers who make principle and interest payments on Loans ("Borrowers"). The Company's profitability depends on generating revenues from Projects and Loans that exceed the operating costs (see "Our Operating Costs and Expenses").

Projects are each owned by a special-purpose entity ("SPE"). As of the date of this Annual Report, the Company owns 100% of each SPE (except for tax equity interests), although there could be instances where the Company is a partner in a SPE with another party. In all cases, the Company will exercise management control over each SPE.

The Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the Manager would consider the following factors:

•
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project should be predictable and consistent for as long as 25 years.

•
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction or repowering risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Projects should increase as the portfolio stabilizes.

•
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Power Purchase Agreement (see "Summary of Supporting Contracts"), with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into merchant energy markets. This creates a "residual value" for our Projects, which may be realized upon sale.

Investment Strategy

Development Companies

The Company sources most of its Projects from third parties in the United States who specialize in developing solar projects ("Development Companies"). The Company's relationship with Development Companies may take several different forms. A Development Company might identify a potential project and permit, engineer and construct it, might provide operations and maintenance support for a Project after it is built, or might sell a Project to us and exit entirely.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project. The Manager does not currently own a Development Company in the United States and the Company acquires all projects from unrelated Development Companies. The Manager may stand up or acquire a Development Company if projects from third parties become overpriced, if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity. If the Company were to acquire a Project from a Development Company that is related to the Manager, we will cap the related-party development fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project.

Projects

The Manager reviews Projects submitted by the Development Companies and seeks to identify Projects that represent the greatest opportunity for risk-adjusted returns. We are specifically searching for Projects in states with favorable economic conditions, large addressable markets and well-defined renewable energy policies, like Connecticut, Massachusetts and California. When we find a Project that meets these fundamental criteria, we consider the Project for investment and attempt to negotiate a Project Purchase and Sale Agreement (see "Summary of Supporting Contracts"), allowing the Company to take ownership of the Project.

We primarily invest in Projects with the following characteristics:

•
Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 10 megawatts, although we may pursue larger projects if the right opportunity presents itself. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

•	Locations: We select locations based primarily on:

o Demand for alternative energy;

o Efficient access for maintenance;

o Interconnection points with the electricity grid;

o Solar irradiance; and

o State-level policies that enable the development of renewable energy projects.

•
Right to Land: Some Projects owned by the Company will be installed on Customer's rooftops, others will be located on remote parcels of real estate. In either scenario, the Company, and more specifically, the SPE, will obtain rights to access the Project ("Access Rights") to construct and maintain the Project. For rooftop Projects, Access Rights are most commonly granted through the Power Purchase Agreement with the Customer. For Projects on remote real estate, the SPE will either purchase or lease the Property to ensure adequate Access Rights are protected.

•
Connecting Projects to the Distribution Grid: All Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid. This permission is granted by the local interconnecting utility company through an Interconnection Agreement and an associated Permission to Operate.

•
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

•
State-Level Incentives and Environmental Commodities: Many states in the United States have certain incentives to promote the development of renewable energy projects. There are a wide range of incentive types that include renewable energy credits ("RECs"), property and sales tax exemptions, net metering and community solar. The Company will seek to optimize those state-level incentives in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize the renewable energy credits.

•
Tax Incentives: In addition to state-level incentives, the federal government of the United States has created multiple tax-related incentives to promote the development of renewable energy projects. The incentives include the Investment Tax Credit ("ITC"), MACRS accelerated depreciation and bonus depreciation. The Company will seek to optimize those federal-level incentives in order to increase the expected return on investment for Investors which may include transactions with third parties for the purpose to monetizing certain tax advantages ("Tax Equity").

•	When the Company Invests in Projects: Normally, the Company will not invest in a Project until the applicable contracts named above have been negotiated and executed.

Thus, in most cases, Investors are not exposed to many Project-level risks until all these conditions are satisfied. However, the Company might make exceptions and fund earlier-stage expenses for especially promising Projects (see "Risk Factors" for more information).

Loans

The Company may provide Loans to Borrowers in the United States. Borrowers are Development Companies. These Loans are designed to finance the development of new solar energy projects while relying on the credit of existing projects or other collateral that rests on the balance sheet of the Borrower. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

•
Loan Issuance: As the Company raises capital through this Offering, the Manager will lend some or all of it to Borrowers each month. Each disbursement is amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see "Summary of Supporting Contracts").

•
Collateral: The Loans are senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to each Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower uses the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the projects achieve commercial operation, offtakers begin to make payments to our Borrower for energy produced by the projects. In some cases, payments from the offtaker to our Borrower are made directly to a segregated control account. As a condition to close a Loan, the Borrower grants the Company controlling rights to the control account so that, in the event of a default, the Manager can easily step into the Borrower's cash flow to prevent revenue leakage.

We believe the Company is particularly well-suited to issue Loans when solar projects act as collateral due to the Manager's extensive experience owning and operating solar projects. In the event of a default by a Borrower, the Company can efficiently take possession of the underlying solar assets and the associated cash flow.

•
Loan Management: The Manager will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. This oversight also helps mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing also ensures an efficient step-in during a default scenario.

Tax Equity

The Investment Tax Credit ("ITC"), a critical component of the U.S. renewable energy policy landscape, has undergone a significant shift with the enactment of the Inflation Reduction Act. Initially, the ITC was primarily a mechanism that allowed developers of renewable energy projects, such as solar and wind installations, to claim a tax credit based on a percentage of the investment cost of the project. This credit was applied against the tax liability of the entity developing the project, effectively reducing the overall project cost and encouraging investment in renewable energy sources.

However, the Inflation Reduction Act introduced a change to the ITC by making these tax credits transferrable. This amendment addresses a notable limitation of the original ITC framework: not all entities involved in renewable energy projects had sufficient tax liability to fully utilize the credits, which sometimes led to underutilization of this incentive. With the new policy, entities that do not have enough tax liability to use the full value of the credits, like the Company, can now sell them to other entities that can use them. This change significantly improves the efficiency with which the Company can convert tax credits into cash flow for distributions. It also reduces transactional costs versus previous tax credit monetization structures such as tax equity partnership flips and sale leasebacks. Transferability also allows for smaller-scale transactions, whereas previous structures required an institutional tax equity investor, and therefore large project tranche investments. We expect to also benefit from monetizing individual project tax credits at better prices.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager (the "Investment Committee"). As of the date of this Annual Report, the Investment Committee consists of a Managing Partner (Mike Silvestrini), General Counsel (Isabella Mendonca), a Financial Analyst (Arthur Issa) and the Director of Construction (David Rutty). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. A copy of the memorandum prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors on the Platform and in our filings with the SEC.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the U.S. market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Our Revenue and Income

The revenue from our Projects and Loans consists primarily of the payments we receive from Customers and Borrowers under their respective agreements. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total revenue was $329,680 and $189,884, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Project Revenue	$329,680	$189,884
Loan Revenue	$0	$0

In addition to the revenue described above, the company may also earn additional income from short term treasury investments and gains from the sale of a Project. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total other income was $25,166 and $4,589, respectively, which is broken down below:

Other Income Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Short Term Investments	$25,166	$4,589
Sale of Projects	$0	$0

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with customer
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the customer
Step 5 - Recognize Revenue	At a point in time when the customer is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

•	banking fees;

•	legal expenses;

•	payments to the Manager for fees and carried interest;

•	payments to third parties to operate and maintain the Projects;

•	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•	debt service and transactional payments (where we borrow money at the Company level);

•	accounting expenses;

•	annual financial audit expenses;

•	depreciation; and

•	U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

•	payments to third parties to operate and maintain the Projects;

•	lease payments to landowners;

•	debt service and transactional payments (where we borrow money at the Project level);

•	utilities;

•	property taxes;

•	banking fees;

•	depreciation; and

•	Project insurance.

The Company's total operating expenses for the fiscal year ended December 21, 2024 were $315,129.

U.S. Federal Income Taxes

The following summarizes the most significant federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current U.S. Internal Revenue Code (the "Code"), the current regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax laws could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Corporation

The Company will be treated as a corporation for federal income tax purposes. As a corporation, cash received by Investors will be treated as a combination of return of capital or qualified dividends. Qualified dividends will be taxed at the capital gains tax rate of either 0%, 15%, or 20%, depending on the investor's income tax bracket.

When the Company closes its books each year, it will post a profit/loss for that tax year. In accordance with the IRS, taxable dividends can only result from profit/loss of an "LLC treated as a corporation" which is how the Company is classified. When the Company's profit/loss for the year is less than the total distributions (which is often the case), the remaining distributions get filed in Box 3 of the Investor's 1099-DIV as non-dividend distributions. These distributions are non-taxable and are filed as a return of capital (and subtracted from the basis). When the Investor sells their shares or are bought out at the end of the portfolio's lifespan, the basis is what is used to determine the capital gains or losses realized by the sale of the shares.

Taxation of Dividends

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the SPEs in the form of a dividend. Since the SPEs are domiciled in the US, these dividends will be considered "qualified dividends "under the code, making them eligible for preferential rates.

Sale or Exchange of Class A Investor Shares

In general, the sale of Class A Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale will generally be equal to the difference between the selling price and the Investor's tax basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Class A Investor Shares were held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code section 751, the Investor will recognize ordinary income.

A gift of Class A Investor Shares will be taxable if the donor-owner's share of the Company's debt is greater than his or her adjusted basis in the gifted interest. The gift could also give rise to federal gift tax liability. If the gift is made as a charitable contribution, the donor-owner is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the owner will not be able to offset the entire amount of his adjusted basis in the donated Class A Investor Shares against the amount considered to be realized as a result of the gift (i.e., the debt of the Company).

Transfer of Class A Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the decedent-owner's share of debt exceeds the pre-death basis of his interest. The decedent-owner's transferee will take a basis in the Class A Investor Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of debt. For this purpose, the fair market value will not include the decedent's share of taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceed the basis of his, her, or its Class A Investor Shares. Any such gain generally will be considered as gain from the sale of Class A Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of the Company's income and losses for the taxable year of such Investor that includes December 31st, i.e., the calendar year for individuals and other owners using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to our tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax returns. An audit of our tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which in turn could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the SPEs to enter into six (6) main contracts for each Project:

•
Purchase and Sale Agreements: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

•
Tax Equity Agreements: In the U.S., some solar projects qualify for one or more tax incentives. These incentives reduce tax liabilities to both federal and state government in exchange for making an investment into a solar project (see "Tax Equity"). When we elect to transfer tax credits to a tax equity investor under the rules specified in the Inflation Reduction Act, we will do so under the terms and conditions of a Tax Equity Agreement.

•	Power Purchase Agreements ("PPA"): In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement."

•
Purchase and Sale Agreements for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to Customers pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities."

•
Construction Contracts: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

•	Operations and Maintenance Contracts: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

Although the final terms and conditions and contract title might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•
Loan Agreement: The Loan and Security Agreement is a deal where the Lender provides funds to the Borrower up to a specified limit over a set period. The Borrower uses these funds for renewable energy projects and related expenses, repaying each advance with interest over five years. The Borrower grants the Lender a first-priority lien on all its assets as collateral. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset protection.

•
Collateral Agreements: The Collateral Documents are a collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender. These documents collectively establish, and perfect the lender's security interests in various assets and equity interests of the borrower and related parties. They include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the lender priority liens on specified collateral. Supporting resolutions and certificates confirm the borrower's authorization and compliance. The documents address repayment conditions, default remedies, rights over collateral, and proceeds application, ensuring the lender's enforcement capabilities while defining limits on recourse where applicable.

•
Trust Agreement: Some, but not all, Loans will also have a Trust Agreement. In circumstances where the Manager requires more fiscal oversite over a Borrower, we will set up a Trust which will receive all of the Borrowers revenue (usually payments for energy from their customers). Energea will instruct the Trustee to pay principle and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations. This tactic is especially useful when Borrowers are foreign entities.

Material Legal Proceedings

As of the date of this Annual Report, neither the Company, nor any of the Company's SPEs, are currently involved in any material legal proceedings.

Factors Likely to Impact the Performance of the Company

•
Solar Irradiance: Energea forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the project will produce more electricity and a 50% probability that the project will produce less. This is an industry standard method of weather prediction and production estimating.

o     Diversifying across many projects and different geographical markets helps to mitigate the solar irradiance risk of any one specific Project. Loans also carry a lower exposure to solar irradiance than Project ownership.

•	Theft / Damage: The equipment may be subject to theft or damage which is beyond the Company's control.

o     Energea always carries appropriate insurance to protect against major loss or will take steps to self-insure if needed. We carry property insurance to cover theft or unexpected damage to the equipment as well as business interruption insurance to cover any lost income resulting from a project being down for an extended period of time. Most Projects owned by the Company are on Customer rooftops where they enjoy some level of protection. Loans are less exposed to theft and damage losses.

•	Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

o     Energea builds in liquidated damages whenever possible into contacts with our Engineering, Construction and Procurement (EPC) partners. Liquidated damages hold the contractor building the solar project responsible for any lost revenue resulting from construction delays. Energea also has a team of professionals with vast experience in building solar projects around the world and take a very active role in the construction process to ensure projects are built correctly and on schedule.

•	Customer Default: The primary source of revenue from Projects and Loans will come from long-term PPAs and Loans. There is a risk that an entity could default on the PPA or Loan.

o Energea carefully evaluates the credit risk of the Customers and Borrowers. The contracts in this portfolio are with large utility companies, large corporations and U.S. municipalities.

•	Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

o     Equipment used in the Projects come with warranties (usually for 25 years) that protect against failure or lower than anticipated output. Energea also accounts for degradation in our project models and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

As of the date of this Annual Report, the Company holds four (4) Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform. To date, the Company has not issued any Loans.

Projects Acquired and Owned

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested	Form 1-U
West School	Phytoplankton Ponus Ridge Solar LLC	240 kW	$494,821	$494,821	Link
Waltham	Phytoplankton 360 Waltham Solar LLC	466 kW	$878,557	$878,557	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,843,872	$2,601,840	Link
Redwood Valley	Energea Redwood LLC	95 kW	$201,920*	$0	Link
Total			$4,217,250	$3,975,218
*Estimated cost for Redwood Valley assumes a complete project refurbishment in 2028.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in the annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•	Indicators of impairment - Consider whether indicators of impairment are present

•
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset (group) exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•	Step 1: Recognize the contract with the Customer

•	Step 2: Specify performance obligations

•	Step 3: Establish transaction price

•	Step 4: Allocate transaction price to performance obligations

•	Step 5: Recognize revenue

Market Outlook and Recent Trends

The U.S. solar market is set for strong growth in 2025-2026, with projected annual installations reaching at least 43GW, driven by federal incentives like the ITC and rising demand from corporates and consumers. Growth is supported by high electricity rates, sustainability goals, and improved solar technology, but challenges remain-including labor shortages, high-voltage equipment constraints, and tariffs on imported components, especially from Southeast Asia. These tariffs could raise project costs and reduce deployment by ~2%.

In this context, repowering older solar projects is emerging as a key strategy, especially in the Commercial & Industrial (C&I) sector. With over 23 GW of aging capacity by 2028, repowering - replacing inverters and panels - offers a cost-effective way to boost output, extend project life, and qualify for ITC benefits under the IRS's 80/20 Rule. For C&I projects, which often face complex ownership and tax structures, repowering is particularly attractive, as it avoids full redevelopment costs while improving efficiency and reliability - especially when paired with battery storage.

While tariffs aim to support domestic manufacturing (now at ~50 GW capacity), they risk disrupting supply chains in the near term. Repowering offers a resilient, lower-risk path, helping sustain solar growth despite market headwinds. It's a practical solution for maintaining momentum as the industry adapts to evolving policy and economic conditions.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

•	Sale of Energy under Solar Leases

•	Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities

•	Net Proceeds from Capital Transactions including proceeds from the sale or refinancing of Projects

•	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

•	First, a preferred return equal to a 6% IRR (to Class A Investors (the "Preferred Return");

•	Thereafter, any additional cash flow 80% to the Investors and 20% to the Manager (the "Promoted Interest")

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 6% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive a 6% IRR), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 20% of the excess and Investors will get 80% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below). Cash flow from Projects can be generated in three ways:

•	payments from Power Purchase Agreements and Purchase and Sale Agreement for Environmental Commodities;

•	proceeds from the sale or refinance of Projects; and

•	Liquidated Damages under Construction Agreements.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital and reported to Investors on a Form 1099-B. In future years, as more of the Projects are constructed, we anticipate the Company to be profitable. Distributions from profits will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, figures in the table below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions".  In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
10/29/21	1,863.54	1,800.75	62.79	0.00	1,863.54	0.19%
11/30/21	2,069.77	1,972.32	97.45	0.00	2,069.77	0.20%
12/24/21	1,672.23	1,605.48	66.75	0.00	1,672.23	0.16%
2021 Total	$5,605.54	$5,378.55	$226.99	$0.00	$5,605.54	0.55%
1/26/22	3,341.03	3,211.77	129.26	0.00	3,341.03	0.32%
2/24/22	928.47	892.57	28.72	7.18	921.29	0.08%
3/29/22	1,520.21	1,505.01	15.20	0.00	1,520.21	0.14%
4/29/22	257.37	239.48	17.89	0.00	257.37	0.03%
5/31/22	1,522.02	1,416.23	105.79	0.00	1,522.02	0.14%
6/30/22	6,805.81	6,343.86	369.56	92.39	6,713.42	0.63%
7/29/22	10,186.42	10,186.42	0.00	0.00	10,186.42	0.94%
8/27/22	10,369.88	9,598.53	617.08	154.27	10,215.61	0.95%
9/27/22	9,030.53	8,404.69	625.84	0.00	9,030.53	0.83%
10/27/22	7,087.15	6,531.83	555.32	0.00	7,087.15	0.59%
11/29/22	7,397.12	6,817.51	579.61	0.00	7,397.12	0.58%
12/28/22	6,292.48	5,799.42	493.06	0.00	6,292.48	0.46%
2022 Total	$64,738.49	$60,947.32	$3,537.33	$253.84	$64,484.65	5.69%
1/27/23	7,474.82	6,889.12	585.70	0.00	7,474.82	0.50%
2/27/23	6,450.12	5,815.77	507.48	126.87	6,323.25	0.38%
3/27/23	7,627.85	6,913.90	571.16	142.79	7,485.06	0.42%
4/27/23	7,223.89	6,603.84	496.04	124.01	7,099.88	0.37%
5/30/23	9,128.07	8,338.42	631.72	157.93	8,970.14	0.43%
6/26/23	9,982.82	9,088.32	715.60	178.90	9,803.92	0.44%
7/25/23	9,449.19	8,665.49	626.96	156.74	9,292.45	0.40%
8/28/23	10,054.19	9,247.04	645.72	161.43	9,892.76	0.41%
9/27/23	10,556.69	9,842.59	571.28	142.82	10,413.87	0.41%
10/27/23	13,420.03	12,410.08	807.96	201.99	13,218.04	0.48%
11/24/23	13,954.97	12,902.52	841.96	210.49	13,744.48	0.48%
12/26/23	17,437.31	16,185.99	999.34	251.98	17,185.33	0.59%
2023 Total	$122,759.95	$112,903.08	$8,000.92	$1,855.95	$120,904.00	5.31%
1/26/24	17,008.87	15,751.07	1,005.88	251.74	16,756.95	0.57%
2/27/24	9,862.79	9,206.26	525.04	131.49	9,731.30	0.56%
3/26/24	18,687.60	16,922.56	1,411.40	353.64	18,333.96	0.31%
4/26/24	19,576.96	18,134.53	1,370.29	72.14	19,504.82	0.55%
5/24/24	26,630.43	24,895.93	1,734.56	0.00	26,630.49	0.76%
6/27/24	33,046.72	30,887.56	2,159.29	0.00	33,046.85	0.92%
7/26/24	19,054.09	17,548.88	1,354.42	150.52	18,903.30	0.50%
8/27/24	14,539.37	13,220.42	1,055.11	263.79	14,275.53	0.37%
9/27/24	12,513.60	11,614.52	719.12	179.82	12,333.64	0.31%
10/28/24	13,046.24	12,114.49	897.29	0.00	13,011.78	0.31%
11/26/24	10,094.10	9,351.02	716.29	0.00	10,067.31	0.22%
12/24/24	24,040.83	21,919.91	2,112.69	0.00	24,032.60	0.51%
2024 Total	$218,101.60	$201,567.15	$15,061.38	$1,403.14	$216,628.53	5.89%
1/24/25	9,582.66	8,773.68	808.98	0.00	9,582.66	0.19%
2/25/25	16,403.66	15,084.18	1,319.48	0.00	16,403.66	0.32%
3/27/25	20,550.00	18,939.77	1,610.23	0.00	20,550.00	0.39%
2025 Total	$46,536.32	$42,797.63	$3,738.70	$0.00	$46,536.32	0.90%
TOTAL	$457,741.91	$423,593.73	$30,565.31	$3,512.93	$454,159.04	18.34%

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

The Company experienced significant changes in its operating results from inception through December 31, 2024, with increased revenue generated from operating projects. However, operating expenses also rose due to the costs of managing a larger portfolio. Although no new projects were acquired in 2024, the Company continued to focus on maximizing the performance of its existing assets. We anticipate seeing a significant increase in revenue in future years as new Projects are acquired. Throughout 2024, the Company met cash flow projections by selling power and environmental commodities for West School, Waltham, Redwood Valley and Fresno Airport.

Operating Results for Fiscal Years ended December 31, 2024 and 2023

As of December 31, 2024 and 2023, the Company had assets totaling $5,026,086 and $3,482,827, respectively, on its balance sheet, comprised of cash on hand of $916,638 and $141,222, respectively, property and equipment net of depreciation of $3,767,390 and $2,975,897, respectively, other current assets of $70,200 and $78,747, respectively, and non-current assets of $271,858 and $286,961, respectively. The Company's total liabilities and members' equity was $5,026,086 and $3,482,827, respectively. Liabilities totaled $517,090 and $527,539, respectively and equity owned by the Investors totaled $4,508,996 and $2,955,288, respectively.

For the fiscal years ended December 31, 2024 and 2023, the Company generated revenue of $329,680 and $189,884, respectively. This significant increase was primarily driven by the Project Fresno Airport, which began generating revenue in 2024.

As of December 31, 2024 and 2023, the Company's portfolio operating expenses were $77,221 and $69,610, respectively, including professional fees, advertising and marketing, software subscription, taxes, depreciation, and other general and administrative expenses. As of December 31, 2024 and 2023, the Projects' operating expenses were $237,908 and $134,568 respectively, covering professional fees, travel, taxes, depreciation, operation and maintenance, and other general and administrative expenses. The increase in operating expenses was due to the addition of Projects being turned on.

For the fiscal year ended December 31, 2024, the Company reported operating income of $14,551, a notable improvement from the operating loss of $14,294 recorded in 2023. In addition, total other income in 2024 amounted to $27,889, compared to other expenses of $10,061 in the prior year. As a result, the Company achieved a total net income of $42,440 for 2024, reversing the net loss of $24,355 incurred in 2023.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. As of the date of this Annual Report neither the Company nor the Projects have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of December 31, 2024, 2024, the Company had $916,368 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing the Fresno Airport Project.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the Manager of the Company.

Name	Position with Manager	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	43	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner	39	01/01/2020 - Present	Full Time

Significant Employees
Isabella Mendonça	General Counsel	32	10/02/2020 - Present	Full Time
Arthur Issa	Financial Analyst	29	05/23/2018 - Present	Full Time
Tyler Hurlburt	Director of Investment Relations	45	11/03/2020 - Present	Full Time
Marta Coelho	Controller	51	12/07/2018 - Present	Full Time
Dave Rutty	Director of Construction	34	06/13/2022 - Present	Full Time
Kathy Koser	Director of Compliance	43	08/01/2021 - Present	Full Time
(1) The above listed employees do not record specific hours to each Company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The Manager cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2024, there are no staff members exclusively dedicated to the Company and it is managed by the Manager's executive team and certain significant employees.

Family Relationships

Marta Coelho, the Manager's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the Manager.

Ownership of Related Entities

Energea Global, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with a strong commitment to renewable energy and environmental sustainability. He has played a key role in the development of over 500 solar projects across the United States, Brazil, and Africa, contributing to the global transition to clean energy.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the Manager, Mike is a director of the Investment Committee which determines the investment strategy for the Company. To date, Energea Global manages 3 funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 2 LLC and Energea Portfolio 3 Africa LLC. See "Other Solar Energy Funds" below for the status each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, as well as capped landfills throughout the northeast region of the U.S.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in the global effort to combat climate change.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May 2018. Over the course of his career in Energea Global, has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to Corporate and Project Finance at Energea Global, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the Company's decision-making process with reliable analytics Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Tyler Hurlburt

From 2006 until he joined the Energea team, Tyler Hurlburt was a licensed Wealth Manager at Fortune 500 firms including Ameriprise, Prudential, Wells Fargo and TIAA. Tyler managed over $500M in client's assets in previous role at TIAA. He has over 20 years' experience within the financial service industry, as well as extensive experience in portfolio management, risk mitigation, tax, and estate planning. Tyler holds a MBA with honors from Saint Joseph's University.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA.

Dave Rutty

Dave is a highly experienced electrician with over 12 years of expertise in building and maintaining solar projects. At Energea, he plays a vital role in overseeing construction and maintenance processes across all markets. Dave's extensive experience brings a culture of expertise, meticulousness, and safety to our emerging markets.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Kathy Koser

Kathy is a pivotal manager at Energea, overseeing insurance, compliance, and human resources with exceptional skill. Kathy expertly evaluates insurance needs, formulates comprehensive policies, and collaborates with external providers to secure optimal coverage. Her deep understanding of compliance, particularly regarding Regulation A Tier II offerings, strengthens Energea's adherence to regulatory requirements. Additionally, Kathy's effective human resources management fosters a positive work environment, promoting productivity and employee satisfaction.

From 2018 to 2021, Kathy was an account associate and executive assistant for the sales team at RoomReady, an AV and technology services company.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global LLC, the Manager of the Company, is also the manager of two other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•	Energea Portfolio 3 Africa LLC ("Portfolio 3"), which was formed to acquire and operate projects located in Africa.

•	Energea Portfolio 2 LLC ("Portfolio 2"), which was formed to acquire and operate projects located in the Brazil.

The status of each of the Company's, Portfolio 3's and Portfolio 2's current and prior offerings, as of December 31, 2024, is below:

	Energea Portfolio 2 LLC	Energea Portfolio 3 Africa LLC	Energea Portfolio 4 USA LLC
Date of Prior Offering Qualification	08/13/2020	08/2/2021	07/01/2021
Offering Amount Raised Through 12/31/24	$22,061,519.49	$5,152,094.63	$4,753,234.65
Solar Projects Owned	Thirteen	Sixteen	Four
Prior Offering Status	Terminated	Terminated	Terminated
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000
Date of Current Offering Qualification	06/06/2024	06/17/2024	06/26/2024
* Gross of stock issuance costs

Compensation of Directors and Executive Officers

Overview

Our Manager is compensated as follows:

•	They receive fees and other compensation, including for services provided;

•	They may invest alongside Investors and, if so, will receive the same distributions as Investors;

•	They receive the Promoted Interest; and

•	They receive interest on loans to the Company.

The Company itself does not have any employees or payroll. The executive officers and employees of our Manager are compensated directly by the Manager from the fees and Promoted Interest paid to the Manager by the Company.

Fees and Other Compensation

Type of Fee	Description
Reimbursement of Organization, Offering and Marketing Expenses
The Company must reimburse the Manager for expenses the Manager incurs in connection with the Offering before the Offering Circular is qualified by the SEC.

As of the date of this Annual Report, we estimate that those expenses will be approximately $60,000.

Asset Management Fees	The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in the Company.

Promoted Interest	See "Promoted Interest" below

Developer Fees
The Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5.0% of the Project's cost.

The amount of the developer fee will depend on the number of Projects the Manager develops for the Company and their cost. We cannot make a reasonable estimate at this time.

Interest on Loans
The Manager might lend to the Company to fund the acquisition or investment in Projects or for other purposes. Such a loan will bear interest at market rates.

The amount of interest will depend on the amount and term of any such loans.

O&M and Credit Management Services	Energea may provide O&M services to the Projects owned by the Company at market rates.

Co-Investment

The Manager and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the Manager will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Promoted Interest

As described in "Calculating Distributions", the Manager is entitled to receive certain distributions from the Company that we refer to as the Manager's "Promoted Interest." How much money the Manager ultimately receives as a Promoted Interest depends on several factors, including:

•	The total returns the Company is able to achieve;

•	When those returns are achieved;

•	When the Company distributes money to Investors; and

•	The amount of expenses the Company incurs.

Reporting Compensation to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

•	The fees paid to the Manager and its affiliates; and

•	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Stages of Development

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	• Reimbursement of Expenses

Acquisition of Projects	• Asset Management Fee
• Developer Fee
• Interest on Loans

Operation of Projects	• Asset Management Fee
• Promoted Interest
• O&M Service Fees

Sale of Projects	• Asset Management Fee
• Promoted Interest

Item 4. Security Ownership of Manager and Certain Securityholders

  The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2024 for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	19,527	N/A	0.4359%
Michael Silvestrini	76(3)	N/A	0.0017%
Christopher Sattler	92(3)	N/A	0.0021%
Gray Reinhard	534	N/A	0.0119%
All directors and executive officers of our Manager as a group (3 persons)	702	N/A	0.0157%
	-		-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)
Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the sole principal shareholders, hold 41.33% and 32.24% of the shares of Energea Global LLC, respectively. (As of December 31, 2024)

Item 5. Interest of Management and Others In Certain Transactions

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the transaction that would be paid to an unrelated party.

By "related party" we mean:

•	The Manager or a subsidiary of the Manager;

•	Any director, executive officer, or significant employee of the Company or the Manager;

•	Any person who has been nominated as a director of the Company or the Manager;

•	Any person who owns more than 10% of the voting power of the Company or the Manager; and

•	An immediate family member of any of the foregoing.

As of the date of this Annual Report, the Company has entered into transactions with related parties in one circumstance:

•
Credit Advance: The Company entered into several credit advances with the Manager to accelerate the availability of capital needed to make certain small payments. These amounts are recorded as do-to/do-from transactions and no interest is charged to the Company for these advances.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors' Report

To the Members of
Energea Portfolio 4 USA LLC

Opinion
We have audited the accompanying consolidated financial statements of Energea Portfolio 4 USA LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hartford, Connecticut
April 29, 2025

Balance Sheets

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$ 916,638	$ 141,222
Other current assets	70,200	78,747
Total current assets	986,838	219,969

Property and equipment, net
Construction in progress	1,050,377	153,142
Property and equipment	2,924,841	2,924,841
Total property and equipment	3,975,218	3,077,983
Less accumulated depreciation	(207,828)	(102,086)
Property and equipment, net	3,767,390	2,975,897

Operating lease right-of-use asset	271,858	286,961

Total assets	$ 5,026,086	$ 3,482,827

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 222,567	$ 226,606
Operating lease liability, current portion	4,765	4,217
Due to related entities	407	2,600
Total current liabilities	227,739	233,423

Operating lease liability, long-term portion	289,351	294,116

Total liabilities	517,090	527,539

Members' equity	4,508,996	2,955,288

Total liabilities and members' equity	$ 5,026,086	$ 3,482,827

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Operations

	2024	2023

Revenue	$ 329,680	$ 189,884

Projects operating expenses:
Depreciation	105,742	66,952
Accounting	3,200	3,000
Insurance	54,062	136
Land rental	53,886	54,372
Legal	2,857	-
Operation and maintenance	7,290	7,144
Other project operating expenses	10,870	2,964
Total projects operating expenses	237,908	134,568

Portfolio operating expenses:
Accounting	24,550	19,400
Insurance	-	8,854
Management fees	40,726	31,849
Regulatory	9,000	9,330
Other general and administrative expenses	2,944	177
Total portfolio operating expenses	77,221	69,610

Income/(loss) from operations	14,551	(14,294)

Other income/(expense):
Interest income	16,311	-
Interest expense	(701)	(664)
State tax refund/(expense)	3,424	(13,986)
Other income	8,854	4,589
Total operating income/(expense)	27,889	(10,061)

Net income/(loss)	$ 42,440	$ (24,355)

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Changes in Members' Equity

	Common Shares		Investor Shares		Non -controlling Member Equity	Accumulated Deficit	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2023	1,000,000	$ -	1,344,754	1,275,742	426,613	(82,878)	1,619,477

Issuance of investor shares, net of issuance costs of $50,000	-	-	1,445,616	1,492,558	-	-	1,492,558
Non-dividend distributions	-	-	-	(120,904)	(11,488)	-	(132,392)
Net loss	-	-	-	-	-	(24,355)	(24,355)

Members' equity, December 31, 2023	1,000,000	-	2,790,370	2,647,396	415,125	(107,233)	2,955,288

Issuance of investor shares, net of issuance costs of $87,938	-	-	1,694,293	1,739,658	-	-	1,739,658
Non-dividend distributions	-	-	-	(216,629)	(11,761)	-	(228,390)
Net income	-	-	-	-	-	42,440	42,440

Members' equity, December 31, 2024	1,000,000	$ -	4,484,663	$ 4,170,425	$ 403,364	$ (64,793)	$ 4,508,996

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Cash Flows

	2024	2023

Cash flows from operating activities:
Net income/(loss)	$ 42,440	$ (24,355)
Depreciation	105,742	66,952
Non-cash lease expense	10,886	11,372
Changes in assets and liabilities:
Due from related entity	-	108,344
Other current assets	8,547	(55,726)
Accounts payable and accrued expenses	(4,039)	185,594
Due to related entities	(2,193)	(65,591)
Total cash flows from operating activities	161,383	226,590

Cash flows from investing activities:
Purchases of property and equipment	(897,235)	(1,672,290)
Total cash flows from investing activities	(897,235)	(1,672,290)

Cash flows from financing activities:
Proceeds from issuance of investor shares	1,827,596	1,542,558
Investor shares issuance costs	(87,938)	(50,000)
Non-dividend distribution	(228,390)	(132,392)
Total cash flows from financing activities	1,511,268	1,360,166

Increase/(decrease) in cash and cash equivalents	775,416	(85,534)

Cash at the beginning of the year	141,222	226,756

Cash at the end of the year	$ 916,638	$ 141,222

* The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LLC (the "Company") is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects ("Projects") in the United States. The Company is managed by Energea Global LLC (the "Managing Member"). The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests, tax equity and Project debt. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering (the "prior offering") of its Class A Investor Shares pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended, for the purpose of raising capital to fund ongoing Project development activities. Through December 26, 2023, the Company raised $4,170,425, net of $175,188 issuance costs, from the prior offering. The Company may in the future offer additional Class A Investor Shares in a new offering pursuant to Regulation A.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Phytoplankton Ponus Ridge Solar LLC and Phytoplankton 360 Waltham Solar LLC, Energea Fresno, LLC and Energea Redwood, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies and all intercompany transactions, balances, income and expenses are eliminated in consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances.  The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has made investments in the following consolidated entities: Phytoplankton Ponus Ridge Solar LLC, Phytoplankton 360 Waltham Solar LLC, Energea Fresno, LLC, and Energea Redwood, LLC. The interest in subsidiary on the statement of changes in members' equity represents a contribution to Phytoplankton 360 Waltham Solar LLC and Phytoplankton Ponus Ridge Solar LLC by another member of these entities, who is a subsidiary of the Managing Member.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents.

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in Project assets

A Project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a Project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable Project include the following:

•	The identification, selection and acquisition of sufficient area required for a project;

•	The confirmation of a regional electricity market;

•	The confirmation of acceptable electricity resources;

•	The confirmation of the potential to interconnect to the electric transmission grid;

•	The determination of limited environmental sensitivity; and

•	The confirmation of local community receptivity and limited potential for organized opposition.

All Project costs are expensed during the development phase. Once the milestones for development are achieved, a Project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a Project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to it carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

In accordance with the Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In the Company's case, the promised goods or services is the delivery of energy commodities and the electricity produced by the Projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the Projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2041 through 2045, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the Projects in power purchase agreements. As of December 31, 2024, the Company expects to record $10,635,000 (unaudited) of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

The Company's Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes.  The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications

Certain reclassifications have been made to the 2023 financial statement to conform with the 2024 presentation.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended December 31, 2024 through April 29, 2025, the date on which the consolidated financial statements were available to be issued. Since December 31, 2024, the Company has completed the construction of the Fresno Project, which has begun generating revenue.

Note 2 - Property and Equipment

During 2023 and 2024, the Company was in the process of developing and constructing the renewable energy facility Fresno Airport, owned by Energea Fresno LLC. All Project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, legal, permits, fees and other costs. The first phase of the project was completed in October 2023 and incurred a total of $1,551,464 of costs. The Company is depreciating the facility using the straight-line method over a period of 30 years. Depreciation expense for the year ended December 31, 2024 and 2023 was $51,715 and $12,929, respectively. As of December 31, 2024 the balance of construction in progress was $1,050,377.

During December 2022, the Company completed construction of the renewable energy facility Waltham owned by Phytoplankton 360 Waltham Solar LLC, at a cost of $878,557 and is depreciating the facility using the straight-line method over a period of 30 years. Depreciation expense for the years ended December 31, 2024 and December 31, 2023 was $29,285 and $29,282, respectively.

During September 2021, the Company completed construction of the renewable energy facility West School, owned by Phytoplankton Ponus Ridge Solar LLC, at a cost of $494,821 and is depreciating the facility using the straight-line method over a period of 20 years. Depreciation expense for the year ended December 31, 2024 and 2023 was $24,741 and $24,741, respectively.

The Company's property and equipment as of December 31, 2024 and 2023, is outlined in the following roll-forward summary:

	2024	2023

Beginning property and equipment	$ 3,077,983	$ 1,405,693
Additions	897,235	1,672,290
Ending property and equipment	3,975,218	3,077,983

Beginning accumulated depreciation	(102,086)	(35,134)
Depreciation	(105,742)	(66,952)
Ending Accumulated Depreciation	(207,828)	(102,086)
Property and equipment, net	$ 3,767,390	$ 2,975,897

Property and equipment consisted of the following on December 31, 2024 and 2023:

Project Name	Entity Name	2024	2023

West School	Phytoplankton Ponus Ridge Solar LLC	$ 410,289	$ 435,030
Waltham	Phytoplankton 360 Waltham Solar LLC	819,905	849,190
Fresno Airport	Energea Fresno LLC	2,537,196	1,691,677
TOTAL		$3,767,390	$2,975,897

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. At December 31, 2024 and 2023, the Company had $407 and $2,600, respectively, payable to the Managing Member for reimbursements of expenses. These payables are included in due to related entities on the accompanying consolidated balance sheets.

Note 4 - Operating Lease

The Company entered into a lease agreement for a roof area upon a renewable energy facility. Annual rental payments under the lease are $43,000 which commenced in January 2023.The lease expires 20 years after the date of commencement.  Termination of the lease is generally prohibited unless there is a violation under the lease agreement.  The operating lease expense for the year ended December 31, 2024 and 2023 was $53,886 and $54,372, respectively. The discount rate used was 13.00%.

Future minimum lease payments as December 31, 2024 are as follows:

2026	$ 43,000
2027	43,000
2028	43,000
2029	43,000
2030	43,000
Thereafter	559,000
Total future undiscounted lease payments	774,000
Lease Interest	(479,884)
Lease Liability	$ 294,116

Note 5 - Commitments

In July 2023, the Company entered a Solar Facility Engineering, Procurement, and Construction Agreement (the "Agreement") with a contractor for phase 1 of the design, construction, and installation of a photovoltaic facility. The total contract price for this phase was $500,378, which was scheduled to be paid incrementally upon the completion of specific milestones outlined in the agreement. In November 2023, the Company signed an amendment to the Agreement for phase 2 of the installation, totaling an additional $201,900. During 2024, further amendments were made to the Agreement for phase 3, amounting to a total of $515,624. Throughout the year ended December 31, 2024, the Company paid $1,001,144 of the contract amount. As of December 31, 2024, there remained $216,758 of the contract yet to be completed.

Note 6 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2024 and 2023, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of December 31, 2024 and 2023, 4,484,663, and 2,790,370, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Note 7 - Income Taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2024 and 2023:

	2024	2023
Federal:
Current	$ -	$ -
Deferred	43,409	(489,218)
	43,409	(489,218)
State:
Current	-	-
Deferred	(1,910)	(5,761)
	(1,910)	(5,761)
Income tax expense(benefit) before valuation allowance	41,499	(494,979)
Change in valuation allowance	(41,499)	494,979
Net income tax expense (benefit)	$ -	$ -

A reconciliation of the US Federal and Connecticut statutory rate to the effective income tax rate is shown in the table below for the years ended December 31,2024 and 2023:

	2024	2023
Statutory rate applied to pre-tax income - Federal	21.00%	21.00%
Statutory rate applied to pre-tax income - State	7.34%	7.18%
Investment Tax Credit - Created 2023	0.00%	579.73%
Return to Provision (For NOL changes Provision to Return)	0.00%	8.00%
Deferred Tax True-up	0.00%	1.14%
Adjustment for non-controlling interests	69.44%	1415.83%
Other	0.00%	-0.51%
Change in valuation Allowance	-97.78%	-2032.35%
Effective tax rate	0.00%	0.00%

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.  The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation).  At December 31, 2024 and 2023, the Company had federal NOL carryforwards totaling $1,301,274 and $1,227,304, respectively.  At December 31, 2024 and 2023, the Company had state NOL carryforwards totaling $791,017 and $227,715, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation. At December 31, 2024 and 2023, the Company had federal investment tax credits ("ITC") carryforwards of $469,656 and $469,656, respectively.

The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized. At December 31, 2024 and 2023, the Company's deferred tax assets consist of NOL carryforwards of $332,594 and $274,813, respectively and ITC carryforwards of $469,656 for both year ends. At December 31, 2024 and 2023, the Company's deferred tax liabilities consist mainly of depreciation differences of $328,794 and $229,514 respectively.  At December 31, 2024 and 2023, the Company had net deferred tax assets totaling $473,456 and $514,955, respectively, which were reduced by a full valuation allowance.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 4, 2024).
2.3**	Authorizing Resolution of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A-2C filed January 4, 2024).
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4A to the Company's Form 1-A filed January 4, 2024).
6.1**
Solar Power Purchase Agreement between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools dated December 2, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4B to the Company's Form 1-A filed January 4, 2024).

6.2**
Solar Photovoltaic (PV) System Construction Agreement between Centurion Solar Energy LLC and Phytoplankton Ponus Ridge Solar LLC dated December 4, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4C to the Company's Form 1-A filed January 4, 2024).

6.3**
Operation and Maintenance Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC dated as of December 11, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4D to the Company's Form 1-A filed January 4, 2024).

6.4**
Development and Construction Management Agreement between Plankton Energy LLC and the Company dated March 31, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4E to the Company's Form 1-A filed January 4, 2024).

6.5**
Membership Interest Purchase Agreement between Plankton Energy LLC and the Company dated March 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4F to the Company's Form 1-A filed January 4, 2024).

11.1**	Consent of Independent Auditor (Whittlesey PC) dated June 5, 2024
11.2**	Consent of Goodwin Procter (included in Exhibit 12)
12**	Legal opinion of Goodwin Procter
**Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Manager

Energea Global LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date: April 29, 2025